Exhibit 99.1

Mobileye Announces Publication of Notice of Annual General Meeting

JERUSALEM, Israel – May 12, 2017 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced the details relating to its 2017 Annual General Meeting.

The Company will hold its 2017 Annual General Meeting in Amsterdam on June 13, 2017.

The Notice of and Agenda for the 2017 Annual General Meeting (the “AGM Notice”) will be included as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission and published on the Company’s website. The AGM Notice contains as an exhibit the draft Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2016. The Company has previously filed its Annual Report on Form 20-F, which includes its audited financial statements for the year ended December 31, 2016 prepared in accordance with U.S. generally accepted accounting principles.

A hard copy of the Company’s AGM Notice may be obtained free of charge by contacting us at endmaterial@proxyvote.com and providing your shareholder identification number.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company's products are or will be integrated into car models from more than 25 global automakers. The Company's products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016. The Company does not undertake

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any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Dan Galves

CCO / SVP

dan.galves@mobileye.com

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